Exhibit 1

Buenos Aires, September 16, 2011

Mr. President

Comisión Nacional de Valores

Dr. Alejandro Vanoli

S             /             D

Ref: Relevant Fact. Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) announces the sale of assets.

Dear Sirs:

I hereby address the Comisión Nacional de Valores in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. ("EDENOR"), to report that, on the meeting of the Board of Directors held on the date hereof, the Board of Directors approved the acceptance of the Offer Letter No. 140911 from Andes Energía Argentina S.A. (“Andes”), pursuant to which Andes offered EDENOR an option for US$1,500,000.

 The option will grant Andes the right to:

(i) In case that the spinoff of EMDERSA is completed during the term of two years, to buy 78.44% of the share capital that EDENOR indirectly holds in Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) for a price of US$20,290,255. This acquisition price will be paid in two installments, the first one of US$5,290,255 90 calendar days after the acceptance of the offer, but not prior to 45 calendar days after said offer and not later than December 15, 2011 (“Option Exercise Date”). The remaining balance, US$15,000,000, will be paid two years from the offer’s acceptance, accruing an annual interest rate of 12.5%, which will be paid semi-annually.

(ii) In case that the spinoff of EMDERSA is not completed during the term of two years, the option will grant Andes the right to acquire 20.27% of the capital stock and voting rights that EDENOR will indirectly hold in Emdersa, paying the same price and in the same way as previously indicated in bullet (i).

In this latter case, on the Option Exercise Date, Andes may choose not to pay the remaining balance (US$15,000,000) and acquire instead 6.32% of the capital stock and voting rights that EDENOR will indirectly hold in EMDERSA.

The proposal also entails, on the Option Exercise Date, Andes’ commitment to settle or acquire the total financial credit granted by EDENOR to EDELAR for an amount of AR$31,178,000, plus interest accrued to the date of settlement.

In order to implement the informed transaction, EDENOR will contribute 53.64% of the capital stock and voting rights of EMDERSA to a new company to be established (“EMDERSA HOLDING”) and, as a consequence, the transfer of shares of EMDERSA in favor of Andes will be done through EMDERSA HOLDING.

On the Option Exercise Date and up to the completion of the transaction hereby described, the capital stock which is the object of this transaction will be transferred to a guarantee trust that will be established in order to secure the parties’ obligations, while maintaining EDENOR’s control in EMDERSA.

Kind regards

Diego Manuel Allegue

Attorney-in-fact